Exhibit 99.1

Vasta to acquire Editora Eleva

SÃO PAULO, Brazil, Feb. 22, 2021 (GLOBE NEWSWIRE) -- Vasta Platform Limited (“Company”) (NASDAQ: VSTA) today announced the execution by its subsidiary, Somos Sistemas de Ensino S.A. (“Somos Sistemas”), of a Sale and Purchase Agreement to acquire (the “Acquisition”), subject to certain conditions precedent, Editora Eleva S.A. (“Editora Eleva”), a K-12 education platform provider, from Eleva Educação S.A. (“Eleva”). As consideration for the Acquisition, Vasta will pay a purchase price amounting to R$ 580 million, subject to certain price adjustments, in installments over a 5-year period (each installment adjusted by the positive variation of the CDI index), which corresponds to a multiple of 16.6x the EBITDA of Editora Eleva for the year ended on December 31, 2020.

In addition to the Acquisition, Saber Serviços Educacionais S.A. (“Saber”), an affiliate of Cogna Educação S.A. that operates the group’s proprietary schools, agreed to sell, subject to certain conditions precedent (including, but not limited to, the satisfaction of all conditions precedent for closing of the Acquisition), up to all of the K-12 schools owned by it to Eleva. Also, upon closing of the Acquisition, Somos Sistemas and Eleva will enter into a commercial agreement setting forth the main terms that will guide a long-term partnership with Eleva, including the sales of learning systems materials to approximately 90% of the students of the schools currently owned by Eleva, as well as any greenfield or newly-acquired schools with the same business profile and all schools that are acquired from Saber, during a period of 10 years. The commercial agreement also provides for a commercial discount amounting to R$ 15 million per year, valid for the first 4 years after execution of the commercial agreement and granted by Somos Sistemas for the benefit of Eleva.

The consummation of the Acquisition is subject to certain customary conditions precedent, including the approval of the Brazilian antitrust authority and the closing of the sale of the schools by Saber as described above.

The Company believes that the Acquisition will be a meaningful addition to the Company’s portfolio of education platforms, providing new clients, market experience, and potential cost synergies.

The Company will provide notice of the closing of the Acquisition.

CONFERENCE CALL

The Company will also host a corresponding conference call and webcast on February 23, 2021 at 10:00 a.m. Eastern time.

Investors may listen to the conference call (ID: Vasta) by dialing +1 (412) 717-9627 or +1 (844) 204-8942 at 10:00 a.m. Eastern Time on February 23, 2021. An audio replay of the call will be available through March 03, 2021 by dialing +55 (11) 3193-1012 and entering access code 1742960#. A live and archived webcast of the call will be available on the following link:

https://webcastlite.mziq.com/cover.html?webcastId=21f06a56-472b-4e0d-b533-8d1de8eba84b.

VASTA’S MISSION

Our mission is to help private K-12 schools to be better and more profitable, supporting their digital transformation.

ABOUT VASTA

Vasta is a leading, high-growth education company in Brazil powered by technology, providing end-to-end educational and digital solutions that cater to all needs of private schools operating in the K-12 educational segment, ultimately benefiting all of Vasta’s stakeholders, including students, parents, educators, administrators and private school owners. Vasta’s mission is to help private K-12 schools to be better and more profitable, supporting their digital transformation. Vasta believes it is uniquely positioned to help schools in Brazil undergo the process of digital transformation and bring their education skill-set to the 21st century. Vasta promotes the unified use of technology in K-12 education with enhanced data and actionable insight for educators, increased collaboration among support staff and improvements in production, efficiency and quality. For more information, please visit ir.vastaplatform.com.

CONTACT

Investor Relations

+55 11 3133 7311

ri@somoseducacao.com.br

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements that can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. Forward-looking statements appear in a number of places in this press release and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to of various factors, including (i) general economic, financial, political, demographic and business conditions in Brazil, as well as any other countries we may serve in the future and their impact on our business; (ii) fluctuations in interest, inflation and exchange rates in Brazil and any other countries we may serve in the future; (iii) our ability to implement our business strategy and expand our portfolio of products and services; (iv) our ability to adapt to technological changes in the educational sector; (v) the availability of government authorizations on terms and conditions and within periods acceptable to us; (vi) our ability to continue attracting and retaining new partner schools and students; (vii) our ability to maintain the academic quality of our programs; (viii) the availability of qualified personnel and the ability to retain such personnel; (ix) changes in the financial condition of the students enrolling in our programs in general and in the competitive conditions in the education industry; (x) our capitalization and level of indebtedness; (xi) the interests of our controlling shareholder; (xii) changes in government regulations applicable to the education industry in Brazil; (xiii) government interventions in education industry programs, that affect the economic or tax regime, the collection of tuition fees or the regulatory framework applicable to educational institutions; (xiv) cancellations of contracts within the solutions we characterize as subscription arrangements or limitations on our ability to increase the rates we charge for the services we characterize as subscription arrangements; (xv) our ability to compete and conduct our business in the future; (xvi) our ability to anticipate changes in the business, changes in regulation or the materialization of existing and potential new risks; (xvii) the success of operating initiatives, including advertising and promotional efforts and new product, service and concept development by us and our competitors; (xviii) changes in consumer demands and preferences and technological advances, and our ability to innovate to respond to such changes; (xix) changes in labor, distribution and other operating costs; our compliance with, and changes to, government laws, regulations and tax matters that currently apply to us; (xx) the effectiveness of our risk management policies and procedures, including our internal control over financial reporting; (xxi) health crises, including due to pandemics such as the COVID-19 pandemic and government measures taken in response thereto; (xxii) other factors that may affect our financial condition, liquidity and results of operations; and (xxiii) other risk factors discussed under “Risk Factors.” Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.